UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Report of April 23, 2002

NORSK HYDRO ASA

(Translation of registrant's name into English)

Bygdøy Allé 2
N-0240 OSLO 2
Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

4

Press release

Contact	Ingegerd Rafn	Paul Petter Aas	Norsk Hydro ASA
Telephone	(+47) 22 53 28 48	(+47) 22 53 22 06	Hydro Agri
Cellular	(+47) 91 84 06 20	(+47) 91 51 81 06	0240 OSLO
E-mail	ingegerd.rafn@ hydro.com	paul.petter.aas@ hydro.com	Norway Phone: (+47) 22 53 81 00 Fax: (+47) 22 53 26 80 www.hydro.com

Oslo, 19 April 2002:
Norsk Hydro, the oil and energy, aluminium and agri group, has signed an agreement with the private Chilean company SQH to form an new private Chilean company Inversiones SQNH S.A. where Hydro holds 49 %. SQNH is in turn a significant indirect minority shareholder in the Chilean speciality fertilizer company SQM.

After successful completion of an extensive turnaround process, Hydro Agri has emerged as the world's leading fertilizer company with leadership positions in key areas like ammonia, nitrogen based fertilizers, balanced fertilization and a global sales and distribution network The speciality fertilizer segment is another of Hydro Agri's core areas and has been developed on the basis of the company's strength in Calcium Nitrate. The segment has a significant growth potential linked to the growing cash crops segment of international agriculture. A global distribution agreement with SQM that was announced earlier this year, was a major step to strengthen both companies' activities in speciality fertilizers, adding Potassium Nitrate from SQM to Hydro's delivery programme and Calcium Nitrate from Hydro to that of SQM.

Last summer Hydro granted a loan to SQH that was linked to an option agreement. A restated and amended version of the option has now been executed, and the 28.5 MUSD investment serves to further strengthen Hydro's engagement in speciality fertilizers.

SQM is an integrated producer and distributor of speciality fertilizers and industrial chemicals as well as iodine and lithium. Its products are based on the development of high quality natural resources that allow the company to be the leader in costs. With sales in over 100 countries, SQM's development strategy aims at maintaining and strengthening the world leadership in its three main businesses: speciality fertilizers, iodine and lithium. This leadership strategy is based on the company's advantages and on the sustainable growth of the different markets in which it operates.

xxxxxxxxxxx

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes," "anticipates," "plans," "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which is engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2000 and subsequent filing on Form 6-K with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

for Norsk Hydro ASA

Dated: April 23, 2002

Idar Eikrom
Senior Vice President Corporate Accounting and Consolidation

WAS1 #920825 v2